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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                        LORONIX INFORMATION SYSTEMS, INC.
                                (Name of Issuer)
                    COMMON STOCK , PAR VALUE $0.001 PER SHARE
                         (Title of class of securities)

                                    544183106
                                 (CUSIP number)

                                  WILLIAM SORIN
                          SECRETARY AND GENERAL COUNSEL
                            COMVERSE TECHNOLOGY, INC.
                            170 CROSSWAYS PARK DRIVE
                            WOODBURY, NEW YORK 11797
                                 (516) 677-7200
(Name, address and telephone number of person authorized to receive notices and communications)

                               - with copies to -
                               STEPHEN BESEN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                  MARCH 5, 2000
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that Section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                         (Continued on following pages)
                               (Page 1 of 7 Pages)

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NY2:\886768\03\37994.0017
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
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
CUSIP No. 544183106                                             13D                                            Page 2 of 7
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 COMVERSE TECHNOLOGY, INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                             State of New York
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                            1,042,500 (1)
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                          1,169,165 (1)(2)
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                       1,042,500 (1)
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                             0
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                2,211,665 (1)(2)
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                      [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        36.0% (3)
                                                                                                                  (approximately)
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                    CO
----------------------    -------------------------------------------------------------------------------------------------------

(1) Pursuant to Rule 13d-4 under the Exchange Act, the Reporting Person disclaims beneficial ownership of 1,020,000 shares listed under the headings "Sole Voting Power," Sole Dispositive Power" and "Aggregate Amount Beneficially Owned by Reporting Person" and disclaims beneficial ownership of 1,169,165 shares listed under the headings "Shared Voting Power" and "Aggregate Amount Beneficially Owned by Reporting Person." See Item 5 of this Schedule 13D.

(2) The 1,169,165 shares listed under the heading "Shared Voting Power," are subject to Voting Agreements entered into by Comverse Technology, Inc. and certain stockholders of the Issuer. See Item 4 of this
           Schedule 13D.

(3) Pursuant to Rule 13d-3 under the Exchange Act, 1,020,000 shares deemed to be beneficially owned by the Reporting Person as a result of the Stock Option are also deemed to be outstanding for purposes of computing this percentage. See Item 5 of this Schedule 13D.

ITEM 1.  SECURITY AND ISSUER

           This statement on Schedule 13D relates to shares of common stock, par value $0.001 per share (the "Common Stock") of Loronix Information Systems, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 820 Airport Road, Durango, Colorado 81301.

ITEM 2.  IDENTITY AND BACKGROUND

           (a) - (c) This Schedule 13D is being filed by Comverse Technology, Inc., a New York corporation ("Comverse"). Comverse is engaged in the business of developing and supplying among other things, software and systems enabling enhanced services for wireless and wireline network operators and a digital recording systems for call centers. The principal executive officers of Comverse are located at 170 Crossways Park Drive, Woodbury, New York 11797.

           The names, business address, citizenship and present principal occupation or employment of the senior executive officers and directors of Comverse are set forth in Annex A hereto.

           (d) - (e) During the last five years, to the best of Comverse's knowledge, neither Comverse nor any of its executive officers or directors listed in Annex A hereto has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           In connection with, and as an inducement to Comverse's willingness to enter into the Merger Agreement (as defined in Item 4 below), the Company has granted to Comverse an option to purchase shares of Common Stock from the Company (the "Option") pursuant to a Stock Option Agreement dated as of March 5, 2000, by and between the Company and Comverse (the "Stock Option Agreement"), a copy of which is filed as Exhibit 1 hereto. Comverse did not pay any monetary consideration to the Company for the Option.

           The Option entitles Comverse to purchase up to 1,020,000 shares of the Common Stock (the "Option Shares") (or such other number of shares of Common Stock as equals 19.9% of the issued and outstanding shares of Common Stock as the time of the exercise of the Option) at a price of $43.79 per share (the "Exercise Price") payable at Comverse's option, either in cash or shares of Comverse common stock (as defined below). Should the Option become exercisable and should Comverse decide to exercise the Option, Comverse anticipates that it would obtain funds necessary for the purchase from available working capital.

           The foregoing summary of the Stock Option Agreement does not purport to be complete and is subject to all of the terms and provisions of the Stock Option Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13D and incorporated by reference herein.

           The additional 22,500 shares of Common Stock owned by Comverse were previously purchased by Comverse in the open market using available working capital.

ITEM 4.  PURPOSE OF TRANSACTION

           On March 5, 2000, in connection with the execution of the Merger Agreement, Comverse entered into voting agreements (each, a "Voting Agreement") with Peter Jankowski, David Ledwell, Jonathan Lupia, F. James Price, Timothy Whitehead, Donald Stevens, Rodney Wilger and the Jankowski Family Trust (collectively, the "Loronix Stockholders"). As a condition to entering into the Merger Agreement, Comverse required that each of the Loronix Stockholders enter into a Voting Agreement with Comverse, strictly in his capacity as a beneficial owner of Common Stock and not in his capacity as a director or officer of the Company. Pursuant to such Voting Agreement, each Loronix Stockholder has agreed to vote or cause to be voted all shares of Common Stock held of record or beneficially owned by him (whether currently owned or thereafter acquired) in favor of the Merger and the adoption of the Merger Agreement and not to sell, transfer, pledge, encumber, assign or otherwise dispose of any of his shares of Common Stock. The number of shares of Common Stock beneficially owned by each of the Loronix Stockholders is set forth on Annex B to this Schedule 13D.

           The foregoing summary of the Voting Agreement does not purport to be complete and is subject to all the terms and provisions of the Voting Agreement, a form of which is attached hereto as Exhibit 2.

           The Option granted by the Company and the Voting Agreements entered into by the Loronix Stockholders were conditions of and in consideration for Comverse's entering into the Agreement and Plan of Merger, dated as of March 5, 2000 (the "Merger Agreement"), among the Company, Comverse and Comverse Acquisition Corp., a Nevada corporation and direct wholly-owned subsidiary of Comverse ("Merger Sub"). A copy of the Merger Agreement is filed as Exhibit 3 hereto. Capitalized terms used herein but not otherwise defined herein have the meanings set forth in the Merger Agreement.

           Simultaneously with the execution of the Stock Option Agreement and Voting Agreements, the Company, Comverse and Merger Sub entered in the Merger Agreement, pursuant to which Merger Sub would merge with and into the Company (the "Merger"). Under the terms of the Merger Agreement each outstanding share of Common Stock will be converted into .1925 shares of common stock, par value $.10 per share, of Comverse ("Comverse Common Stock"). Consequently the Company will be the surviving corporation and wholly-owned subsidiary of Comverse.

           Except as set forth herein, Comverse presently does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

           The Merger Agreement is included as Exhibit 3 and is specifically incorporated by reference herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

           (a), (b) As a result of the issuance of the Option, Comverse may be deemed to be the beneficial owner of 1,042,500 shares of the Common Stock, which would represent approximately 17.0% of the shares of the Common Stock outstanding after the exercise of the option (based on the number of shares of the Common Stock outstanding as of March 3, 2000, as set forth in the Merger Agreement, and treating as outstanding for this purpose the shares of Common Stock, subject to the Option).

           The Option Shares described herein are subject to the Option, which may only be exercised upon the happening of specific events, none of which has occurred as of the date hereof. Nothing contained herein shall be deemed to be an admission by Comverse as to the beneficial ownership of any shares of Common Stock (other than the 22,500 shares of Common Stock of the Company owned by Comverse), and, prior to that occurrence of any such events, Comverse disclaims beneficial ownership of all of the Option Shares.

           Pursuant to the Voting Agreements, Comverse has shared power to vote an aggregate of 1,169,165 shares of Common Stock for the limited purposes described in Item 4 above. Such Common Stock represents approximately 23% of the shares of Common Stock outstanding as of March 3, 2000. Comverse is not entitled to any rights as a stockholder of the shares of Common Stock that are subject to the Voting Agreements and disclaims beneficial ownership of the shares of Common Stock which are covered under the Voting Agreements.

           Comverse would have the sole power to vote or direct the vote of and sole power to dispose or direct the disposition of, all of the shares of Common Stock acquired upon the exercise of the Option and all the share and an additional 22,500 shares of Common Stock of the Company owned by Comverse.

           (c) Except as set forth on Annex C, neither Comverse nor, to the best of Comverse's knowledge, any other person referred to in Annex A attached hereto, beneficially owns any shares of Common Stock of the Company. Annex C sets forth transactions in the Common Stock by Comverse during the past 60 days.

           (d) Not applicable.

           (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           Contracts, arrangements, understandings or relationships with respect to securities of the Company consist of the Stock Option Agreement, the Merger Agreement, and the Voting Agreements. The aforementioned documents are attached hereto as Exhibits 1, 2 and 3, respectively, and are specifically incorporated herein by reference. See also description of the aforementioned documents in Items 3 and 4 above. Except for the Merger Agreement, the Stock Option Agreement and the Voting Agreements, neither Comverse nor, to the best of its knowledge, any other person named in Item 2 has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

           Exhibit 1: Stock Option Agreement dated as of March 5, 2000, by and between the Company and Comverse.

           Exhibit 2: Form of Voting Agreement with the Loronix Stockholders.

           Exhibit 3: Agreement and Plan of Merger, dated as of March 5,
                      2000, among the Company, Comverse and Comverse Acquisition Corp.

                                    SIGNATURE

           After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2000

                                      COMVERSE TECHNOLOGY, INC.


                                      By:   /s/ William Sorin
                                         ------------------------------
                                          Name: William Sorin
                                          Title:

                                                                         ANNEX A
                                                                         -------

           NAME, BUSINESS ADDRESS, PRESENT PRINCIPAL OCCUPATION AND CITIZENSHIP OF EACH EXECUTIVE OFFICER AND DIRECTOR OF COMVERSE TECHNOLOGY, INC.


I.  Executive Officers of Comverse

Kobi Alexander                  170 Crossways Park Drive                    President, Chairman and Chief           Israeli Citizen
                                Woodbury, New York 11791                    Executive Officer

David Kreinberg                 170 Crossways Park Drive                    Chief Financial Officer                 US Citizen
                                Woodbury, New York 11791


II.  Directors of Comverse

Kobi Alexander                  170 Crossways Park Drive                    President, Chairman and Chief           Israeli Citizen
                                Woodbury, New York 11791                    Executive Officer

William F. Sorin                170 Crossways Park Drive                    Secretary and General Counsel           US Citizen
                                Woodbury, New York 11791

Zvi Alexander                   4 Raynham                                   Chairman of AT&T Exploration Company    Israeli Citizen
                                Norfolk Crescent                            Ltd.
                                London W2 2PG England

John H. Friedman                641 Lexington Avenue                        Managing Director Easton Capital Corp.  US Citizen
                                21st Floor
                                New York, NY 10022

Itsik Danziger                  23 Habarazel Street                         President & Chief Operating Officer     Israeli Citizen
                                Tel Aviv, Israel                            of Comverse Network System

Francis E. Girard               100 Quannapowitt Parkway                    Chief Executive Officer of Comverse     US Citizen
                                Wakefield, MA 01880                         Network Systems

Sam Oolie                       c/o No Fire Technologies                    President of Oolie Enterprises          US Citizen
                                21 Industrial Avenue
                                Upper Saddle River, NJ  07458

Shaula Alexander Yemini         14 Mamaroneck Avenue                        President and Chief Executive Officer   US Citizen
                                3rd Floor                                   of System Management Arts Incorporated
                                White Plains, NY  10601


                                                                         ANNEX B
                                                                         -------



                                             NUMBER OF SHARES OF
        LORONIX STOCKHOLDERS           COMMON STOCK BENEFICIALLY OWNED
        --------------------           -------------------------------

        Peter Jankowski                            253,616
        David Ledwell                               2,000
        Jonathan Lupia                              17,000
        F. James Price                             24,7000
        Timothy Whitehead                           28,164
        Donald Stevens                             22,8000
        Rodney Wilger                               82,070
        Jankowski Family Trust                     738,815

                                                                         ANNEX C
                                                                         -------

               TRANSACTIONS IN COMMON STOCK OF LORONIX BY COMVERSE



           Comverse made the following purchases of the Common Stock in the last 60 days:

                                       NUMBER OF SHARES
             DATE OF PURCHASE            PURCHASED         PRICE PER SHARE
             ----------------         ----------------     ---------------
             February 14, 2000              5,000          $24.125
             February 14, 2000              5,000          $24.25
             February 14, 2000              2,500          $24.06
             February 14, 2000              5,000          $24.12
             February 16, 2000              5,000          $23.62

                                 EXHIBIT INDEX
                                 -------------

NUMBER         DESCRIPTION
------         -----------

Exhibit 1 Stock Option Agreement dated as of March 5, 2000, by and between the Company and Comverse.

Exhibit 2      Form of Voting Agreement with the Loronix Stockholders.

Exhibit 3      Agreement and Plan of Merger, dated as of March 5,
               2000, among the Company, Comverse and Comverse Acquisition
               Corp.